UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

SP Funds Trust

Address of Principal Office (No. & Street, City, State, Zip Code):

1331 South International Parkway, Suite 2291
Lake Mary, Florida, 32746

Telephone Number (including area code):

(321) 275-5125

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

With copies of Notices and Communications to:

Deborah Bielicke Eades
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Lake Mary and State of Florida on the 15th day of August, 2023.

SP FUNDS TRUST

By:	/s/ Irfan Chaudhry
Irfan Chaudhry
Principal Executive Officer

ATTEST:

By:	/s/ Glenn Vitale
Name: Glenn Vitale
Title: Principal Accounting Officer